November 9, 2009
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D. C. 20549

Re:	American International Group, Inc. Form 8-K Filed October 23, 2009 File No. 1-8787
Dear Mr. Riedler:
     We are in receipt of your letter dated October 29, 2009 and thank you for your comment concerning American International Group, Inc.’s (AIG) captioned filing. This letter sets forth AIG’s response to the Staff’s comment contained in your letter.
     AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s above-captioned filing is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     We have repeated your comment below to facilitate your review.
Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
1.	We note that the Determination Memorandum sets significant new restrictions on the compensation of certain of your employees, including your principal financial officer and each of your other named executive officers. Please amend your Current Report on Form 8-K to disclose the amounts that will be payable to your principal financial officer and each of your other named executive officers under the modified compensation arrangements.
AIG Response:
     To date, AIG has not taken any action that would give rise to a disclosure obligation. AIG has neither entered into a new material compensation arrangement with its principal financial officer or any of its other named executive officers nor materially modified the compensation arrangements of such persons.
     Disclosure is required under Item 5.02(e) only if the “registrant enters into, adopts, or otherwise commences a material compensatory plan, contract or arrangement ... or such compensatory plan, contract or arrangement is materially amended or modified.” The Determination Memorandum of the Office of the Special Master for TARP Executive Compensation (the “Special Master”), referenced in the Staff’s comment, is not relevant to AIG’s obligations under Item 5.02(e) unless and until AIG materially modifies its compensation arrangements as a result of the receipt thereof.
     Section 30.16 of the Treasury regulations governs the Determination Memorandum (12 C.F.R. § 30.16). Under clause (a)(3)(iii) of that Section (12 C.F.R. § 30.16(a)(3)(iii)), AIG may continue to pay compensation to its principal executive officer, principal financial officer, other named executive officers and next twenty most highly compensated employees in accordance with the terms of employment as of June 14, 2009 for the period from June 15, 2009 through the date of the final determination of the Special Master. The Determination Memorandum constitutes the Special Master’s initial determination and, pursuant to clause (c)(1) of that Section 30.16 (12 C.F.R. § 30.16(c)(1)), does not become final for at least 30 days.1 AIG has not yet determined whether and to what extent to request reconsideration and has not yet entered into any new, or modified any existing, compensation arrangement with any of its named executive officers.
     Finally, we note that, in all events, Item 5.02(e) requires disclosure only if AIG “materially” amends a compensation arrangement or enters into a compensation arrangement that is not “materially consistent” with existing arrangements. In particular, we note that the

[1]	AIG has 30 days to request reconsideration of the initial determination. The Determination Memorandum will be treated as a final determination, and AIG will be required to modify the compensation arrangements of the covered employees accordingly, only if AIG does not request reconsideration within the requisite 30 day period. See also Determination Memorandum, pg. A15 (“If AIG does not request reconsideration within 30 days, the determinations set forth herein will be treated as final determinations.”).

Commission has been clear that Item 5.02(e) is not intended to require the full Item 402 disclosure that the Staff’s comment implies:
In the case of each of these disclosure items for amended Item 5.02, we emphasize that we are requiring that a brief description of the specified matter be included. We have observed that in response to the requirements to disclose the entry into material definitive agreements under Item 1.01, some companies have included disclosure that resembles an updating of the disclosure required under former Item 402 of Regulation S-K. In the context of current disclosure under Form 8-K, we are seeking disclosure that informs investors of specified material events and developments. However, the information we are seeking does not require the information necessary to comply with Item 402. Executive Compensation and Related Person Disclosure, Release No. 33-8732, [2006 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 87,620 at 83,446 (Aug. 11, 2006).
* * *
     Thank you for your consideration of our response. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Sebastian Gomez Abero (Securities and Exchange Commission) David Herzog

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